UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) _____January 31, 2011_____

DALIAN CAPITAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-52185	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 – 850 West Hastings Street, Vancouver, BC, CANADA	V6C 1E1
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code __604-801-5022_____

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officer; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
 (b) Michael Lee resigned as Chief Accounting Officer on January 28, 2011.

© The Board of Directors appointed Albert Ng as Chief Accounting Officer on January 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Dalian Capital Group, Inc

(Registrant)


Date   January 31, 2011


/S/ Erwin Liem

Erwin Liem, President


*Print name and title of the signing officer under his signature.